UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: December 23, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX MAKES SUBSTANTIAL PROGRESS
IN ITS REFINANCING PLAN

Monterrey, Mexico. December 22, 2008 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it has made significant progress towards extending debt maturities originally scheduled for 2009. CEMEX had previously communicated that it had selected five banks to coordinate a global effort to i) negotiate new long-term syndicated bilateral facilities to replace existing short-term bilateral facilities, ii) extend the maturity by one year of a portion of the US$3.0 billion Rinker acquisition syndicated loan facility due in December 2009 and iii) amend the leverage ratio covenant, among other conditions, of certain existing syndicated loan facilities.

For each of the initiatives described above, we have as of today made the following progress:

i)
Received confirmation from the creditors to refinance close to US$2.2 billion in bank loans maturing throughout 2009 and early 2010. The final maturity for the amounts refinanced will be February 2011.

ii)	Received confirmation from the creditors that intend to extend close to US$1.5 billion of the US$3.0 billion syndicated loan facility due in December of 2009.

iii)
The necessary consent of the relevant bank lenders to amend, among other conditions, the leverage ratio covenant in our existing syndicated loan facilities, as communicated on December 15, 2008, was duly executed on December 19, 2008. This consent is now unconditional.

The refinancing process remains ongoing for maturities not yet committed to be extended.

Our net interest expense for the first half of 2009 is expected to remain flat versus the same period in 2008, at about US$500 million, as higher spreads for our U.S. dollar and Euro denominated debt, plus a higher interest expense resulting from our partial shift to Mexican peso-denominated debt, are being substantially offset by lower average base rates and our floating interest rate strategy.

The implementation of the refinancing and extensions is subject to obtaining the necessary commitments from the financial institutions and to the satisfactory completion of final documentation and satisfaction of customary conditions precedent by January 31, 2009.

CEMEX is a growing global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release and no assurance can be given of the outcome of these negotiations with the banks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: December 23, 2008	By:	/s/ Rodrigo Treviño Muguerza
Name: Rodrigo Treviño Muguerza
Title: Chief Financial Officer